P.O. Box 2600Valley Forge, PA 19482mary_salvucci@vanguard.com

September 21, 2021

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commissionvia electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:Vanguard Malvern Funds (the “Trust”)

File No. 33-23444

Post-Effective Amendment No. 87

Dear Ms. Larkin,

This letter responds to your comments provided on September 13, 2021, to the above-referenced post-effective amendment. The comments apply to Vanguard Core-Plus Bond Fund (“Core-Plus”) and Vanguard Multi-Sector Income Bond Fund (“Multi-Sector”), each a new series of the Trust.

Comment 1:	Core-Plus and Multi-Sector – Prospectus
Comment:	Please fill in any blank information.

Response:	Each Fund’s prospectus has been revised accordingly.

Comment 2:	Core-Plus and Multi-Sector – Principal Investment Strategies
Comment:	Please disclose each Fund’s maturity or indicate where the Fund’s maturity is disclosed in the prospectus.

Response:	Each Fund’s prospectus has been revised accordingly.

Comment 3:	Core-Plus and Multi-Sector – Principal Investment Strategies
Comment:	Please disclose each Fund’s duration or indicate where the Fund’s duration is disclosed in the prospectus.

Response:	We acknowledge the comment and respectfully decline to make any disclosure changes.

Comment 4:	Core-Plus – Principal Investment Strategies
Comment:	Please consider including more detailed disclosure about investing in emerging markets.

Response:

We respectfully acknowledge the comment. However, we decline to modify the disclosure as the Fund provides detailed disclosure about investing in emerging markets under the “Market Exposure” section of its prospectus.

Comment 5:Multi-Sector – Principal Investment Strategies

Comment:	The Staff notes that the Fund’s name makes reference to “multi-sector.” Please disclose how the Fund intends to invest across sectors and any relevant sector risk disclosure.

Response:	The Fund’s prospectus has been revised accordingly.

Comment 6:Core-Plus and Multi-Sector – More on the Fund

Comment:	Per Item 9(b)(2) of Form N-1A, please add disclosure explaining how the advisor determines which securities to sell.

Response:	While we believe the existing disclosure conforms with Item 9(b)(2), we have revised the disclosure in the manner requested.

Comment 7:Core-Plus and Multi-Sector – More on the Fund

Comment:	Please notate the speculative nature of high yield bonds in each Fund’s disclosure.

Response:	Each Fund’s prospectus has been revised accordingly.

Comment 8:Core-Plus and Multi-Sector – More on the Fund

Comment:	Please address how each Fund intends to meet short-term liquidity needs that may arise because of the longer time period required to settle bank loans transactions.

Response:	Each Fund’s prospectus has been revised accordingly.

Comment 9:Core-Plus and Multi-Sector – More on the Fund

Comment:	To the extent that the Funds intend to significantly invest in covenant-lite loans, please include the relevant disclosure.

Response:	Each Fund’s prospectus has been revised accordingly.

Comment 10:	Core-Plus and Multi-Sector – More on the Fund
Comment:

Please supplementally disclose whether each Fund will invest more than 15% in below-investment-grade bank loans, lower-tranche private mortgage-backed securities (MBOs), or lower-tranche collateralized mortgage obligations (CMOs) and, if so, to what extent.

Response:	Neither Fund currently intends to invest more than 15% in such investment vehicles.

Comment 11:Core-Plus and Multi-Sector – More on the Fund

Comment:

The Staff notes that each Fund intends to invest in convertible securities. If the Funds expect to invest in contingent convertible securities (“CoCos”), please consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the Cocos (e.g., the credit quality and the conversion triggers). If CoCos will be a principal type of investment, the Funds should provide a description of them and should provide appropriate risk disclosure. Please tell us supplementally the amount the Funds intend to invest in CoCos.

Response:	The Funds do not expect to invest in CoCos.

Comment 12:Core-Plus and Multi-Sector – Other Investment Policies and Risks

Comment:

Each Fund discloses that it may invest a small portion of its assets in shares of exchange-traded funds (“ETFs”). Please confirm whether the Funds need to include a line item for acquired fund fees and expenses (“AFFE”) in its fee table.

Response:

The Funds are not expected to incur fees and expenses that exceed 0.01 percent (one basis point) of its average net assets as a result of its investment in ETFs. In accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, the fee table in the prospectus will be amended in the future to disclose AFFE if the Funds incur fees and expenses that exceed 0.01 percent (one basis point) of its average net assets as a result of its investments in ETFs.

Comment 13:Core-Plus and Multi-Sector – Dividends, Capital Gains, and Taxes

Comment:	Please confirm that the disclosure about the Fund’s backup withholding policies is complete.

Response:	Confirmed.

Comment 14:Core-Plus and Multi-Sector – Glossary of Investment Terms

Comment:	Please supplementally disclose the Funds’ primary index.

Response:

We note that the primary benchmark for Core-Plus is the Bloomberg U.S. Universal Total Return Index. The primary benchmark for Multi-Sector is a public composite consisting of 40% Bloomberg U.S. High Yield Corporate BB/B 2% Issuer Cap Index, 40% Bloomberg U.S. Intermediate Credit Index and 20% Bloomberg Emerging Market USD Government RIC Capped Index, and the Fund’s secondary benchmark is the Bloomberg U.S. Universal Total Return Index as required by Item 4(b)(2)(iii) of Form N-1A. The Funds will provide performance information against their benchmark(s) once they have been in operation for a full calendar year.

Comment 15:Part C

Comment:

Each Fund’s Bylaws include an exclusive federal forum provision. Please disclose this provision in an appropriate place in each Fund’s prospectus and the corresponding shareholder risk of this provision.

Response:	Each Fund’s prospectus has been revised accordingly under “Additional Information”.

Comment 16:Part C

Comment:

Section 10 of each Fund’s Amended and Restated Agreement and Declaration of Trust, as amended, covers derivative actions. Please describe Section 10 in an appropriate place in each Fund’s prospectus and note that Section 10(b) and the reimbursement requirement of Section 10(c) do not apply to claims arising under the federal securities laws.

Response:

In response to the SEC’s comment, the Funds, and if appropriate, the Funds’ Boards of Directors, will undertake a review of Section 10(b) and (c) of each Fund’s Declaration of Trust. After completion of such review, each Fund will include a description of Section 10 in its prospectus.

Please contact me at mary_salvucci@vanguard.com with any questions or comments regarding the above response.

Sincerely,

/s/ Mary Salvucci

Mary Salvucci

Associate Counsel

The Vanguard Group, Inc.